CAPSTONE DENTAL PUBCO, INC.

154 Middlesex Turnpike

Burlington, MA 01803

November 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness
Capstone Dental Pubco, Inc. (CIK No. 0001989397)
Registration Statement on Form S-4 (File No. 333-274297)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Capstone Dental Pubco, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4, as amended (File No. 333-274297) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 5:30 p.m., Eastern Time, on November 13, 2023, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Should you have any questions regarding this letter, please do not hesitate to contact Derick Kaufmann at (610) 205-6038 or Mark Rosenstein at (610) 205-6050 of Stevens & Lee, counsel to the Company.

Thank you for your assistance with this matter.

[Remainder of Page Intentionally Blank]

Sincerely,

Capstone Dental Pubco, Inc.

By:	/s/ Amnon Tamir
Amnon Tamir
Chief Financial Officer